UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: January 22, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: January 22, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release:        Immediate        January 21, 2015

Canadian Pacific announces the appointment of Timothy E. Marsh as Senior Vice-President Sales and Marketing

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today announced that Timothy (Tim) E. Marsh has been appointed Senior Vice-President Sales and Marketing effective Feb. 1, 2015.

Marsh joins CP from COSCO where he had been Executive Vice-President North America Trade Division. His career at COSCO began in 2002 when he was appointed General Manager National Sales. Marsh brings to CP 25 years of sales and marketing experience in the international shipping industry.

“Finding the right person to lead CP’s sales and marketing team is integral as we look to position ourselves for long-term growth,” said Keith Creel, CP’s President and Chief Operating Officer. “Our team has built a strong foundation for the future, and with Tim leading the charge, we expect to provide innovative service to our customers, uncover new opportunities, diversify the business and achieve our goals.”

As Senior Vice-President Sales and Marketing, Marsh will lead a large, world-class sales and marketing organization. Marsh will be responsible for enhancing existing revenues, winning new business, prioritizing and improving the quality of the book of business, diversifying the revenue base by creating new products and services, identifying opportunities – and developing strategies – for new, aligned lines of business.

“I am thrilled at the opportunity to join a Canadian icon such as CP, which is in the midst of a remarkable transformation,” said Marsh. “CP’s focus on the customer, service and its own people makes it a company that attracts the best talent, and I am humbled to join such an ambitious and capable team.”

Marsh holds a Bachelor of Arts degree from Le Moyne University in Syracuse, New York and an M.B.A. in Marketing from the University of Phoenix.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

24/7 Media Pager: 855-242-3674

email: Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca